Jones & Keller, P.C.

1675 Broadway, 26th Floor

Denver, Colorado 80202

Telephone: (303) 573-1600

October 14, 2021

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Brunhofer
Sharon Blume
Division of Corporation Finance
Office of Finance

Re:	Midwest Holding Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 15, 2021
Form 8-K Dated August 12, 2021
Filed August 12, 2021
File No. 001-39812

Ladies and Gentlemen:

We are submitting this letter on behalf of Midwest Holding Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 21, 2021 relating to the above-reference filings and the Staff’s oral comment to the Company on October 6, 2021. This letter supplements our response letter to you dated September 13, 2021. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s written comment is presented in bold italics.

Form 8-K Filed August 12, 2021

Exhibit 99.1 - Press Release Dated August 12, 2021

Q2 2021 Key Performance Indicators and Non-GAAP Financial Measures

Management Revenue, page 2

1. We note from page 11 of your earnings release for the first quarter of 2021 furnished as Exhibit 99.1 to your May 13, 2021 Form 8-K that non-GAAP "adjusted revenue" was a subtotal in the reconciliation form GAAP total revenues to non-GAAP "management revenue." We also note that although you removed "adjusted revenue" from your June 30, 2021 Form 10-Q (in response to prior comment 1) and from this earnings release, you continue to add back deferred coinsurance ceding commission as a non-GAAP adjustment in deriving your non-GAAP "management revenue" and its "net revenue on reinsurance" component. Consistent with our previous request, please represent to us that in the future you will revise your non-GAAP revenue and net income measures to remove the deferred coinsurance ceding commission adjustment or tell us why the acceleration of these deferred commissions is not an individually tailored revenue recognition method. See Question 100.04 of the Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.

Supplemental Response: In the future, the Company will revise its non-GAAP revenue and net income measures to remove the deferred coinsurance ceding commission adjustment. This will include removal in any metrics the Company uses such as management revenue, net revenue and management’s operating income or loss. For the benefit of stakeholders, we intend to include a discussion of the operating measures used by management and the board to evaluate the business in the Management Discussion and Analysis (MD&A) section of our periodic reports.

* * *

We hope the foregoing response adequately addresses the Staff’s comment. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt
Reid A. Godbolt

cc via email:     A. Michael Salem, Midwest Holding Inc.

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